UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF Nº. 02.558.157/0001-62 - NIRE 35.3.0015881-4

MINUTES OF THE 183rd MEETING OF THE FISCAL BOARD OF TELEFÔNICA BRASIL S.A., HELD ON JUNE 17, 2020.

1.           DATE, TIME AND PLACE: June 17, 2020, at 12:00 p.m., exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 17, sole paragraph of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees of Telefônica Brasil S.A. (“Company”).

2.           CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Company’s Bylaws. The members of the Company’s Fiscal Board (“Fiscal Board”), who sign these minutes, were present, therefore having a quorum. The Director of Corporate Affairs, Ms. Carolina Simões Cardoso, was present as Secretary of the Meeting.

3.           AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the Fiscal Board members, who attended the Meeting, deliberated unanimously, as described below:

3.1. DISTRIBUTION OF INTEREST ON OWN CAPITAL OF THE COMPANY: The proposal of distribution of Interest on Own Capital (“IOC”) to be submitted to the deliberation of the Company’s Board of Directors, in the following terms:

 “Proposal of deliberation of IOC based on the balance sheet of May 31, 2020, in the gross amount of R$ 900,000,000.00, which is equivalent to R$ 765,000,000.00 net of income tax. The interest per share equals R$ 0.49982568626 per common share (R$ 0.42485183332 net of income tax) and R$ 0.54980825489 per preferred share (R$ 0.46733701665 net of income tax).

The Interest on Own Capital shall be credited individually to shareholders, in accordance to the shareholder registry book position by the end of June 30, 2020. After this date, the shares will be considered “ex-Interest on Own Capital”.

The Interest on Own Capital will be imputed to the minimum mandatory dividend of the fiscal year 2020 ad referendum of the General Shareholders Meeting to be held on 2021, and the payment will be carried out before the end of 2021, in a date to be defined by the Company’s Board.”

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF Nº. 02.558.157/0001-62 - NIRE 35.3.0015881-4

The Fiscal Board members unanimously issued a favorable opinion to the proposal, according to which consider such document in accordance to the applicable legislation.

4.               CLOSING: Since there was no other business to be transacted, the meeting was closed, and these minutes were drawn-up. São Paulo, June 17, 2020.

Gabriela Soares Pedercini	Cremênio Medola Netto
Fiscal Board Member	Fiscal Board Member

Charles Edwards Allen	Carolina Simões Cardoso
Fiscal Board Member	Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 17, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director